Exhibit 99.1

UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

BUDDY’S NEWCO, LLC AND SUBSIDIARIES

March 31, 2019

TABLE OF CONTENTS

Consolidated Financial Statements

Consolidated Balance Sheet	3 - 4

Consolidated Income Statement	5

Consolidated Statement of Changes in Members’ Equity	6

Consolidated Statement of Cash Flows	7

Notes to Consolidated Financial Statements	8 - 11

Buddy’s Newco, LLC and Subsidiaries

CONSOLIDATED BALANCE SHEETS

March 31, 2019 and December 31, 2018

ASSETS
	March 31, 2019	December 31, 2018
	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	$1,534,408	$2,445,700
Receivable from franchises	14,395,025	16,155,099
Notes receivable	136,493	143,914
Other receivables	67,539	151,698
Prepaid expenses and other assets	761,522	988,799
Lease merchandise, net	10,249,224	10,131,493

Total current assets	27,144,211	30,016,703

PROPERTY AND EQUIPMENT
Building and leasehold improvements	2,773,655	2,760,883
Furniture and office equipment	2,036,292	2,027,492
Machinery and equipment	1,596,660	1,598,973
Vehicles	74,615	570,429
	6,481,222	6,957,777
Less accumulated depreciation	(5,831,111)	(6,230,184)
	650,111	727,593

OTHER ASSETS
Construction in process	406,585	345,512
Deposits	863,421	865,492
Due from related parties	2,811,617
Intangible assets - goodwill	6,848,508	6,848,508
Loan costs, net	8,821	9,055
	10,938,952	8,068,567

TOTAL ASSETS	38,733,274	38,812,863

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Lines of credit (note B)	24,971,290	25,000,000
Accounts payable	2,964,069	6,973,080
Accrued expenses (note C)	2,475,891	2,231,752
Deferred gain on sale	50,628	67,504

Total current liabilities	30,461,878	34,272,336

LONG TERM LIABILITIES
Deferred gain on sale	585,036	585,036
Deferred development fees	446,000	446,000

Total long term liabilities	1,031,036	1,031,036

COMMITMENTS	-	-

Total liabilities	31,492,914	35,303,372

MEMBERS' EQUITY
Members' equity	7,240,360	3,509,491

TOTAL LIABILITIES AND MEMBERS' EQUITY	38,733,274	38,812,863

The accompanying notes are an integral part of these consolidated financial statements.

Buddy’s Newco, LLC and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2019 and 2018

	March 31, 2019	March 31, 2018

REVENUE
Lease revenue	$6,868,784	$7,929,423
Agreement, club and damage waiver fees	1,389,045	1,568,340
Retail sales	845,822	906,412
Franchising and licensing fees	4,121,061	3,865,741
Other support revenue	699,655	585,267
Total revenue	13,924,367	14,855,183

COST OF REVENUE
Leasing cost of sales	2,262,968	2,844,904
Retail cost of sales	551,111	722,088
Operating expenses	6,920,345	7,898,934
Depreciation expense	116,881	175,241
Total cost of revenue	9,851,305	11,641,167

Operating income (loss)	4,073,062	3,214,016

OTHER INCOME (EXPENSE)
Other income	-	-
Net gain (loss) on disposal	16,761	6,075
Amortization expense	(234)	(166,523)
Interest expense	(358,718)	(328,288)
Total other income (expense)	(342,191)	(488,736)

Net income (loss) before income taxes	3,730,871	2,725,280

INCOME TAXES	-	-

NET INCOME (LOSS)	3,730,871	2,725,280

OTHER COMPREHENSIVE INCOME
Change in fair value of interest rate swap	-	-

COMPREHENSIVE INCOME (LOSS)	$3,730,871	$2,725,280

The accompanying notes are an integral part of these consolidated financial statements.

Buddy’s Newco, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the quarter ended March 31, 2019

Balance at December 31, 2018	$3,509,491

Net income	3,730,871

Balance at March 31, 2019	$7,240,362

The accompanying notes are an integral part of these consolidated financial statements.

Buddy’s Newco, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For the quarters ended March 31, 2019 and 2018

	March 31, 2019	March 31, 2018
Cash flows from operating activities
Net income	$3,730,871	$2,725,280
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	117,115	175,475
Loss on sale of store related assets	114	10,801
Net purchases of operating leasing merchandise	(2,824,419)	(3,054,157)
Depreciation, sales and write-offs of operating leasing merchandise	2,706,688	3,463,159
Decrease in other receivables	84,159	702,505
(Increase)/Decrease in due from related parties	(3,144,552)	129,882
Decrease in receivables from franchisees	1,760,074	1,122,448
Decrease in prepaid expenses and other assets	229,348	459,647
Decrease in accounts payable and accrued expenses	(3,431,937)	(3,044,002)
(Decrease)/Increase in deferred other liabilities	(16,876)	13,124
Total adjustments	(4,520,286)	(21,118)

Net cash (used by) provided by operating activities	(789,415)	2,704,162

Cash flows from investing activities
Net proceeds from sale of store related assets, property and equipment	-	-
Purchase of operating property and equipment	(39,514)	(25,889)
Net increase in construction in process	(61,074)	(7,821)
Net decrease/(increase) in notes receivable	7,421	(100,635)
Net acquisition of goodwill	-	(237,249)

Net cash used by investing activities	(93,167)	(371,594)

Cash flows from financing activities
Decrease in the line of credit	(28,710)	-
Proceeds from notes payable	-	9,663

Net cash (used by)/provided by financing activities	(28,710)	9,663

Net (decrease)/increase in cash	(911,292)	2,342,231

Cash at beginning of year	2,445,700	322,885

Cash at end of year	$1,534,408	$2,665,116

Supplemental disclosures of cash flow information
Cash paid during the year
Interest	$349,893	$337,176

Taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Buddy’s Newco, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ending March 2019

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A description of the business and a summary of the consolidated company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follow:

1.         Description of the Business

The accompanying consolidated financial statements include the accounts of the following companies:

Buddy’s Newco, LLC (“Buddy’s Newco”) (formed in Delaware) is a specialty retailer engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories throughout the United States. Buddy’s Newco operates retail stores under the trade name Buddy’s Home Furnishings throughout Florida. Buddy’s Newco allows senior management and other employees, as well as third parties, to operate franchises under unrelated companies operating in several states under the trade name of Buddy’s Home Furnishings. Buddy’s Newco also provides financing services to selected customers.

Buddy’s Franchising and Licensing, LLC (“Buddy’s Franchising”) (formed in Florida) is in the business of selling franchises engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories in markets primarily throughout the United States of America. Buddy’s Franchising sells start-up franchises, conversion franchises, area development and area representative agreements, master franchises (sub-franchising), and special class franchises. Buddy’s Newco owns 100% of Buddy’s Franchising.

Flexi Buddy’s, LLC (“Flexi Buddy’s”) (formed in Delaware) is a specialty retailer engaged in the business of leasing and selling consumer electronics, residential furniture, appliances and household accessories. Flexi Buddy’s operates Flexi Compras and Buddy’s Home Furnishings retail stores throughout Texas. Buddy’s Newco owned 100% of Flexi Buddy’s through December 2018, at which time the ownership interest was distributed to the members of Buddy’s Newco. The activity of Flexi Buddy’s is included in these financial statements for the period ended March 31, 2018.

BGTG, LLC (“Good to Go”) (formed in Delaware) is a specialty retailer engaged in the business of leasing and selling automobile wheels, tires, accessories and related shop services. Good to Go was formed in April 2016 and opened its first store in Orlando, Florida in March 2017. Buddy’s Newco owned 100% of Good to Go through December 2018, at which time the ownership interest was distributed to the members of Buddy’s Newco. The activity of Good to Go is included in these financial statements for the period ended March 31, 2018.

Buddy’s Newco, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ending March 2019

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

1357, LLC (formed in Delaware) was formed in March 2016 and owns property in Virginia. Buddy’s Newco owned 100% of 1357, LLC through December 2018, at which time the ownership interest was distributed to the members of Buddy’s Newco. The activity of 1357, LLC is included in these financial statements for the period ended March 31, 2018.

Buddy’s Home Furnishings, Flexi Compras, and Good to Go Wheels and Tires stores operated both domestically and abroad in Alabama, Arkansas, Arizona, California, Florida, Georgia, Kansas, Kentucky, Louisiana, Mississippi, New Mexico, North Carolina, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, and Guam during 2018.

2.        Principles of Consolidation

For the period ended March 31, 2019, the accompanying consolidated financial statements include the accounts of Buddy’s Newco, LLC and its wholly owned subsidiary Buddy’s Franchising and Licensing, LLC. For the period ended March 31, 2018, the accompanying consolidated financial statements include the accounts of Buddy’s Newco, LLC and its wholly owned subsidiaries, Buddy’s Franchising and Licensing, LLC, Flexi Buddy’s, LLC, BGTG, LLC, and 1357, LLC (collectively, the “Company”). All significant inter-company transactions and accounts have been eliminated in the consolidated financial statements. The Company presents its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

These accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by GAAP for complete financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the audited consolidated financial statements.

NOTE B - LINE OF CREDIT

Buddy’s Newco has a secured, working capital bank line of credit of up to $25,000,000 subject to a borrowing base calculation. The line of credit bears interest at the one-month LIBOR rate plus 3.25% for an effective rate of 5.72% at March 31, 2019, (subject to a minimum rate of 4.00%) is secured by all of Buddy’s Newco’s and other related companies assets and has a maturity date of November 6, 2019. The outstanding balance borrowed against the line of credit totaled $24,971,290 at March 31, 2019. Management of the Company expects to renew the line of credit, under similar terms, prior to the due date.

Buddy’s Newco, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ending March 2019

NOTE C - ACCRUED EXPENSES

Following is a summary of accrued expenses at March 31, 2019:

Acquisition costs payable	$393,332
Customer advance payments	108,951
Deferred tenant allowances	43,363
Health insurance reserve	315,686
Payroll expenses	614,812
Sales and tangible taxes payable	295,679
Consulting fees	293,927
Other	410,141
$2,475,891

NOTE D - LEGAL MATTERS

In the ordinary course of business, the Company becomes involved in various legal actions and claims with employees, customers and vendors. Management does not believe the outcome of any legal matters will have a significant effect on the Company’s financial statements.

NOTE E- EMPLOYEE BENEFIT PLAN

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees’ contributions based on a percentage of salary contributed by participants. The Company’s expense for the plan was approximately $34,000 and $34,000, respectively, for the periods ended March 31, 2019 and 2018.

NOTE F - FRANCHISING

In general, the Company’s franchise agreements provide for continuing fees of 6%, or less, of sales from the franchise stores. One franchise store was closed during the quarter ended March 31, 2019, resulting in 258 total franchise stores in operation at March 31, 2019. There is a total of 36 franchisor-owned stores at March 31, 2019, which reflects no change from the prior year. There is a total of 294 retail stores operating under the Company’s brand names at March 31, 2019.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 30, 2019, the date on which the consolidated financial statements were available to be issued. There were no subsequent events other than those disclosed below that require adjustment to or disclosure in the consolidated financial statements.

Buddy’s Newco, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ending March 2019

On July 10, 2019, Liberty Tax, Inc. (“Liberty”) and the Company entered into and completed a merger whereby the Company became a wholly-owned subsidiary of Franchise Group New Holdco LLC. In connection with the merger, Liberty formed New Holdco LLC, which holds all of Liberty’s and the Company’s operating subsidiaries.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding unit of the Company was converted into the right to receive (i) 0.459315 units of New Holdco and (ii) 0.091863 shares of Liberty Voting Non-Economic Preferred Stock. The Company’s members may elect, following an initial six-month lockup period, to cause New Holdco and Liberty to redeem (a) one New Holdco unit and (b) one-fifth of a share of Liberty Voting Non-Economic Preferred Stock, respectively, in exchange for one share of common stock of Liberty, par value $0.01 per share. On an as-converted basis, the Company’s members’ aggregate ownership of New Holdco units and shares of Liberty Voting Non-Economic Preferred Stock represent approximately 36.44% of the outstanding common stock of Liberty, which implies an enterprise value of the Company of approximately $122 million and an equity value of $12.00 per share of common stock of Liberty.

In connection with the merger, the Company also entered into a credit agreement with certain lenders providing for an $82.0 million first priority senior secured term loan. A portion of the proceeds of the term loan will be used to prepay and terminate the outstanding revolving credit facility of the Company of $25.0 million. The term loan will mature on July 10, 2024 and bears interest at either (i) a rate per annum based on LIBOR for an interest period of one, two, three or six months, plus an interest rate margin of 8.0% (a “LIBOR Loan”) with a 1.50% LIBOR floor, or (ii) an alternate base rate determined as provided in the term loan credit agreement, plus an interest rate margin of 7.0% (an “ABR Loan”) with a 2.50% alternate base rate floor. Interest on LIBOR Loans is payable in arrears at the end of each applicable interest period (and, with respect to a six-month interest period, three months after commencement of the interest period), and interest on ABR Loans is payable in arrears on the first day of each fiscal quarter.